FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January, 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

National Bank of Greece announces that its Board of Directors at its meeting today decided to propose to the Bank’s General Meeting of Shareholders of 14 January 2010 the election of a new Board consisting of thirteen members, following a recommendation of the appropriate Corporate Governance and Nominations Committee in line with the principles of corporate governance and smooth functioning of the Board.

It is proposed that, further to the seven already existing Directors who have expressed their interest in being re-elected, i.e. Messrs Vassilios Rapanos, Apostolos Tamvakakis, Ioannis Giannidis, Ioannis Panagopoulos, Alexandros Stavrou, H.E. the Metropolitan of Ioannina Theoklitos and Mr Stefanos Vavalidis, five new members also participate in the new Board, i.e. Ms Alexandra Papalexopoulou-Benopoulou, Ms Maria Sklavenitou and Messrs Georgios Zanias, Vassilios Konstantakopoulos and Petros Sabatacakis; it is noted that the thirteenth member is appointed as a representative of the Greek state pursuant to the provisions of law 3723/2008.

The Board of Directors also decided to propose amendments to articles 18, 19, 21, 22, 23 and 24 of the Bank’s Articles of Association.

The proposed amendments to the said articles as well as the proposed new BoD members’ Curriculum Vitae are attached as Appendices hereto.

Athens, 4 January 2010

APPENDIX: DRAFT AMENDMENTS TO THE ARTICLES OF ASSOCIATION

CHAPTER FOUR

BOARD OF DIRECTORS

Article 18

1.               The Bank is managed by the Board of Directors, consisting of 9 to 16 members, and represented in all its affairs as per articles 22-24 and 39 below. The 16th Board member’s post is filled by a representative of the Greek state, appointed to the Board as a new, additional member thereof pursuant to the provisions of Article 1 par. 3 of law 3723/2008 on the enhancement of liquidity in the Greek economy in response to the impact of the international financial crisis, for as long as the Greek state holds the Bank’s preference shares taken up by it as per Article 1 of the said law and Article 4 par. 2 item xlix hereof.

2.                   The Board is composed of executive and non-executive members, and at least two of such non-executive members are independent pursuant to law 3016/2002, as amended. The Board members are elected by the GM, which determines the number of directors and the directors that shall be independent. Legal entities may also be Board members. In such a case, the legal entity is required to appoint an individual to exercise its powers as a director. Board membership may be revoked by the GM at any time. Furthermore, the GM may also elect substitute directors. Substitute directors so elected shall, in order of election, replace any elected directors who resign, die, or forfeit their office or capacity for whatever reason.

3.                   In the event that ~~a director ceases to be on the Board~~ as a result of resignation, death or forfeiture for whatever reason a director ceases to be on the Board, and his replacement by substitute directors elected by the GM~~, as per the previous paragraph, is not feasible~~as provided for in paragraph 2~~,~~ is not feasible, the remaining directors ~~shall~~may, by decision taken as provided for in article 26, ~~provided that at least 5 of them are present,~~either provisionally elect another director to fill the vacancy for the remaining term of office of the director replaced, or continue to manage and represent the Bank without replacing the missing director(s), provided that the number of the remaining directors shall be at least nine (9). In the event that a new director is elected, the~~. Such~~ election shall be valid for the remaining term of office of the director replaced, and announced by the Board to the immediately following GM, which may replace the directors elected even if no relevant item is included in the agenda.

Under all circumstances, the remaining directors, irrespective of number, may call a GM solely for electing a new Board.

4.                   The appointment and the discharge, for whatever reason, of members of the Board and persons authorized to represent the Bank on a joint or sole representation basis, along with their identity particulars, shall be subject to publication requirements as per Articles 7a and 7b of the Companies Act, as amended.

Article 19

1.                   Without prejudice to the provisions of par. 3 of Article 18 hereof, the directors shall be elected by the GM for a term that cannot exceed three ~~of~~ (3) years.~~, and~~ The directors’ ~~their~~term of office shall end at the AGM of the year in which such ~~the three~~-~~year~~term ~~as of their election by the GM~~expires.

2.                   The directors can be re-elected indefinitely.

Article 21

1.                   The Board elects by absolute majority from among its members the Chairman of the Board and~~,~~ the Bank’s Chief Executive Officer, who manages the affairs of the Bank.~~,~~ The Board may also elect one or more ~~one Vice Chairman~~ Vice Chairmen and ~~one~~ Deputy Chief Executive Officers.

                       The Chairman of the Board may also be elected as the Chief Executive Officer and the Vice Chairman/Chairmen may also be elected as ~~the~~Deputy Chief Executive Officer/Officers  of the Bank.

2.                   Should the Chairman be absent, obstructed or deceased, he shall be substituted by the Chief Executive Officer.~~and, s~~Should the Chief Executive Officer be absent, obstructed or deceased, he shall be substituted by the most senior Vice Chairma~~a~~n~~;~~.~~and s~~Should~~the~~ all of the Vice Chairm~~a~~en be absent, obstructed or deceased at the same time, he shall be substituted by the most senior Deputy Chief Executive Officer, and should all of the Deputy Chief Executive Officers be absent or obstructed, by the most senior, i.e. the earliest elected, director.~~.~~

3.                   The Board shall be constituted into a body at the first meeting thereof following each election of Directors by the GM, as well as under any circumstances when the Chairman’s or the Chief Executive Officer’s post is vacated for whatever reason. Until the Board elects a new Chairman or Chief Executive Officer, the relevant duties shall be exercised by the substitute thereof.

4.                   The Chairman of the Board or his substitute shall chair the meetings of the Board, introduce the items for deliberation and manage the affairs of the Board.

5.                   The Board elects a Board secretary who may or may not be a member thereof.

Article 22

1.                   The Board represents the Bank in court and out of court and may delegate its powers and functions, in all or in part, including the right of representation, to the Chief Executive Officer, the Deputy Chief Executive Officers, one or more of its members, the Bank’s general managers, managers, staff members or other persons meeting the requisite standards in terms of technical and other qualifications, attorneys and third parties in general, by virtue of a Board resolution, which shall also determine the matters in respect of which the said powers and functions are delegated. Excluded are any such matters as may require collective action by the Board. The Board may also delegate the Bank’s internal control to one or more persons other than members of the Board, or to members of the Board also, insofar as this is not prohibited by law. The persons referred to in the previous sub-paragraphs may, insofar as this is provided for under the relevant Board resolutions, further delegate all or part of the functions delegated to them to, and further confer the powers conferred on them on, other persons, directors, employees, attorneys or third parties in general.

2.                   The Board may determine that should the Chief Executive Officer be absent, obstructed or deceased, he shall be substituted in the entire range of his powers and functions by the Deputy Chief Executive Officers and, should the latter be also absent, obstructed or deceased, by a director to be determined by the Board.

Article 23

1.                   The Board is the corporate body vested with authority to decide on any matter concerning the management, the assets and, generally, the pursuit of the Bank’s corporate objectives in accordance with the provisions of law 3016/2002, as amended; excluded are matters that by law or these Articles of Association fall within the sole jurisdiction of the GM.

2.                   Board acts, even if in excess of corporate objectives, shall be binding on the Bank against third parties, unless there is proof that the third party was, or should have been, aware of such excess, observance alone of the publication formalities as regards the Bank’s Articles of Association or amendments thereto not constituting proof. Limitations on the Board powers pursuant to the Articles of Association or to GM resolutions, even if subjected to the publication formalities, may not be asserted against third parties.

3.                   The Board is the appropriate corporate body to decide on matters such as:

(a)               Establishment of branch offices, agencies and representative offices in Greece and abroad;

(b)              Acquisition of shareholdings in other banks in Greece or abroad, or divestment thereof;

(c)               Approval of the Bank’s by-laws;

(d)              Nomination of the Bank’s General Managers and Managers following the Chief Executive Officer’s recommendation;

(e)               Audit and approval of the Bank’s annual and consolidated financial statements;

(f)                 Establishment of associations and foundations under Article 108 and participation in companies falling under Article 784 of the Greek Civil Code.

(g)              Bond issues of any type, except those that by law fall exclusively within the jurisdiction of the GM.

4.                   The Bank is bound in its transactions by the signature of either one or two authorized signatories. The Board may validly grant sole signature authorization only to the Chief Executive Officer, the Deputy Chief Executive Officers and general managers of the Bank.

Article 24

1.                   The Bank shall be represented in courts as provided for by Article 22 above. The Chief Executive Officer, the Deputy Chief Executive Officers and the general managers may delegate to one or more of the Bank’s employees or attorneys-at-law, acting on a sole or joint basis, powers to represent the Bank in any court action and with respect to any matter relating to enforcement proceedings.

2.                   Should the Bank be required to appear in person before a court, the public prosecutor or any other judicial or other authority (including independent authorities), or in the event of oath-taking, signing and filing complaints or suits and waiving same, registering an appearance as a prosecuting party before criminal courts during preliminary hearings and court hearings and waiving same, pursuing legal remedies against judgments and decrees of criminal courts and waiving same, and generally under all circumstances requiring appearance in person before a court, the public prosecutor and any other judicial authority, the following persons may take decisions on behalf of the Bank and legally represent the Bank: all general managers, managers or their substitutes or deputy managers of the Administration, or of the Bank’s network divisions or managers of regional divisions, or chiefs of section or chiefs of service of the Administration or network divisions or regional divisions.

3.                          In respect of the affairs of the Bank’s Non-Performing Loan units and branches, further to the above officers, the manager of the Non-Performing Loan unit, of the branch or his/her substitute, or one of the deputy managers, or one of the chief operations officers or officers or substitutes thereof may also take decisions on behalf of the Bank and legally represent same.

4.                          In respect of criminal matters concerning the Bank that are heard by penal courts outside the place where the Bank’s unit or branch that filed the relevant complaint, or charges, is domiciled, the manager or the substitute thereof or a deputy manager or a chief operations officer of the Bank’s branch located within the district of the court by which the case is heard may also take decisions on behalf of the Bank and legally represent same.

5.                          By an ad-hoc resolution of the Board, subject to the publication formalities provided for by law, the Bank may grant special authorization to officers thereof to represent same as regards the observance of tax, customs, city-planning, market regulation, labour, securities, capital market, personal data, banking supervision and other special legal provisions within the said officers’ areas of responsibility.

APPENDIX:	CURRICULUM VITAE OF FIVE RECOMMENDED CANDIDATES FOR BOARD MEMBERSHIP TO THE BOARD OF DIRECTORS

Alexandra Papalexopoulou-Benopoulou

Studies

Masters degree in Business Administration	Insead, Fontainebleau, France

BA in Economics	Swarthmore College, PA, USA

Professional experience

1988-1989	OECD, Paris (Trainee)

1991-1992	Booz Allen & Hamilton, Paris (Associate)

1992-today	TITAN Cement S.A., Athens

1995- Executive member of the BoD

1997- Strategic Planning Division

Participation in Boards of Directors

Member of the Board of Frigoglass S.A.

Member of the Board of Trustees and Treasurer of the Paul & Alexandra Kanellopoulos Foundation.

Maria Sklavenitou

Studies:

Marketing Management	Deree College

MSc Business Administration/Marketing	City University of New York

Professional experience:

1978-	J & S Sklavenitis S.A.

1995-2006	Trade Manager J & S Sklavenitis S.A.

2006-	Chairman of the Board J & S Sklavenitis S.A.

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Participation in Boards of Directors

2004-	Glaros Industrial & Trading Co. S.A.

2007-	Anelixis Trading S.A.

George P. Zanias

President of the Council of Economic Advisors of the Ministry of Finance, and Professor of Economics at the Economics University of Athens. From 1996-1998 and from 2004 to 2008 he served as Head of the Department of International and European Economic Studies of the University. He received his PhD from the University of Oxford. An international expert for the European Commission, the World Bank and the United Nations, he has served as Chairman and Scientific Director of the Centre for Planning & Economic Research (KEPE) (1998-2001), General Secretary of the Ministry of the Economy & Finance (2001-2004), Board member of Hellenic Exchanges (2000-2001) and the General Bank of Greece, Governor of the Black Sea Trade & Development Bank (2003-2004), and Deputy Governor of the European Bank for Reconstruction & Development (2002-2004). He was a member of the European High-Level Group for Competition (2002-2004). He also studied at the Economics University of Athens and at the University of Reading (UK). He has taught at the Universities of Oxford, Crete, the Agricultural University of Athens, and the Economics University of Athens. He has published widely in leading international journals on finance and economics.

Vassilis Konstantakopoulos

He was born in 1935. His career in shipping began in 1953.

In 1974, he established COSTAMARE SHIPPING CO. S.A., which today runs a large container fleet.

Besides his shipping activities he is the founder and chairman of the following companies.

• TEMES

• GEOHELLAS

• COSTACRUISING

Participation in Boards of Directors

• Chairman of HELMEPA

• Chairman of the Hellenic Committee of Germanischer Lloyds

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He was a founding member of the Association of Greek Tourist Enterprises (SETE), the Vryonis Center in Sacramento, California, the Messenian League, the United Hellenic American Congress, and the Pylos Archaeology Foundation.

He has served in the past on the Board of National Bank of Greece, was vice-chairman of the Swedish Club insurance group, member of the Hellenic Committees of Lloyds and the Bureau Veritas, and member of the Advisory Board of the shipping bank DVB NedshipBank.

He has received many awards for work relating to the community at large and his endeavours regarding the protection of the environment.

Petros K Sabatacakis

He was Chief Risk Manager for Citigroup Inc. between 1999 and 2004. He was responsible for all the financial services company’s businesses, a member of the Management Committee, and a member of the Citicorp Board. All credit, market, and operational risk activities of the Group reported to him.

From 1992 to 1997, he was in charge of the financial services subsidiaries of the American International Group, its treasury operations as well as the market and credit risk activities. He was a member of the Executive Committee and a C.V. Starr partner.

Prior to that, he was the head of global Treasury and Capital Markets at Chemical Bank (now JP Morgan Chase), which he joined in 1973 in Economic Research. Among his positions at Chemical Bank were oversight of the international branches, foreign exchange and securities trading and the management of its funding and investments division. In addition, he had the responsibility for the management of the corporation’s overall interest rate risk and investment portfolios.

He was born in Greece, earned three degrees from Columbia University: Bachelor of Science, Masters of Business Administration and Doctor of Philosophy degree in Economics. He has been the chairman of Plan International and Child Reach (child-sponsor non-profit) and a Trustee of Athens College in Greece.  He is a Director Emeritus of the Gennadius Library.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 5th January, 2010

Chief Executive Officer

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